SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: June 2006	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1
(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):           N/A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
By:	/s/ Ronald B. Sirkis
	Name:	Ronald B. Sirkis
	Title:	Executive Vice-President, General Counsel and Taxation

By:	/s/ Robert V. Horte
	Name:	Robert V. Horte
	Title:	Vice President and Corporate Secretary

Date: June 9, 2006

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form 52-109F2 — Certification of Interim Filings — Chief Executive Officer

99.2	Form 52-109F2 — Certification of Interim Filings — Chief Financial and Administrative Officer
(Filed in form required by Canadian Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings)